Mail Stop 3561

July 13, 2007

Mark Harding
President and CFO
Pure Cycle Corporation
8451 Delaware St.
Thornton, Colorado 80260

>   **Re: Pure Cycle Corporation**
>   **Response letter dated July 2, 2007**
>   **Amendment No. 1 to Form S-3**
>   **Filed May 30, 2007**
>   **File No. 333-142335**
>   **Form 10-K for the fiscal year ended August 31, 2006**
>   **Form 10-Q for the fiscal quarter ended February 28, 2007**
>   **File No. 0-08814**

Dear Mr. Harding:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with nformation so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 31, 2006

Note 10 – Information Concerning Business Segments, page 63

1. We have reviewed your response to prior comment 2 in our letter dated June 29, 2007. While you indicated that you would fully disclose SFAS 131 segment

information starting with your May 31, 2007 Form 10-Q, it does not appear that you have provided segment disclosures in that quarterly filing. As it appears that your construction and service provider operating segments should not be aggregated into one reportable segment, please advise us why your Form 10-Q does not include any segment disclosures. If your construction operating segment does not meet the quantitative thresholds of paragraph 18 of SFAS 131 in future reporting periods, please confirm that your next Form 10-K will include quantitative information on that segment in an "all other" category.

Form 10-Q for the Fiscal Quarter Ended May 31, 2007

Note 3 – Investments in Water and Water Systems, page 8

2. We note that you disclose on page 10 the per-share impact of imputed interest on your Tap Participation Fees payable. As you previously indicated in your June 19, 2007 response letter, please remove these non-GAAP measures from future filings.

***

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Andrew Blume, Staff Accountant at (202) 551-3254 or William Choi, Accounting Branch Chief at (202) 551-3716 if you have questions on the financial statements and related matters. Please contact Anita Karu, Attorney-Adviser at (202) 551-3240, Peggy Kim, Senior Attorney at (202) 551-3411 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Wanda J. Abel, Esq.
    Davis Graham & Stubbs LLP
    Via facsimile: (303) 893-1379